March 24, 2006
Donald A. Walker, Jr.
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Walker:
This letter is in response to our discussions with the Securities and Exchange Commission on March 14 and 15, 2006 with respect to our precious metals business. The response below further clarifies and supplements the responses that we provided to you on March 8, 2006 based on to your letter dated February 24, 2006.
Form 10 K for the year ended December 31, 2004
Other Assets, page 26
Sovereign Response
Our precious metals business is unique. Sovereign’s precious metals business activities are for commercial customers who use the precious metals in their business operations. Sovereign provides precious metals on consignment to customers with the expectation that the customer will pay daily fees for the access to the precious metals and will return, replace, or purchase the precious metals either during or at the end of the consignment term. During the consignment term Sovereign retains title to the precious metals, but the customer has the rights and privileges to their use during the term of the consignment.
As we have stated in previous responses, at December 31, 2004 Sovereign had precious metals assets of $431 million which were classified as a component of other assets on our consolidated balance sheet. Substantially all (85%-90%) of our precious metals assets are on consignment at our customers, and the amount not on consignment is held to be able to respond to changes in the level of precious metals needed by our customers.
Regardless of whether consigned or unconsigned (combined is “Total Position”), our precious metals trading desk continuously monitors and hedges our Total Position (in ounces) through a combination of forward purchase and sale agreements and futures contracts to protect against movements in precious metal prices. Because our precious metal assets are always hedged there is diminimus income statement effect as a result of movement in prices for our precious metals.
Precious Metals not on Consignment
We have historically carried our precious metals assets not on consignment (in bullion form in a totally refined state (e.g. fineness of .9995)) at fair market value within Other Assets in our consolidated balance sheet, with changes in fair value recorded in earnings. As we discussed in

Donald A. Walker, Jr.
Securities and Exchange Commission
March 8, 2006

our previous response to you, that conclusion was based in part on FASB Concept 5 paragraphs 83 and 84 which discuss instances when recognizing changes in the fair value of certain assets, such as precious metals, would be appropriate.
Based on discussions with the SEC Staff and further analysis by Sovereign, we have concluded that the precious metals assets not on consignment should be carried at the lower of cost or fair market value.
Because our entire Total Position turns over continuously throughout the year, we do not believe that there could be a significant difference between our precious metals at fair value compared to the cost of that precious metal that is not on consignment. To validate this statement, we completed an analysis by pulling trade tickets and other documentation and determined the cost of our precious metal not on consignment as of December 31, 2004 that Sovereign physically held was $72.4 million versus market value of $70.3 million. Accordingly, as of December 31, 2004 our precious metals assets were properly stated at the lower of cost or market. We will prospectively account for our precious metal that is not on consignment at the lower of cost or market.
Precious Metals on Consignment
We have historically classified and considered the precious metals on consignment as other assets and marked this metal to market based on changes in the value of the metal on consignment. This classification conclusion was based in part on bank regulatory guidance, and also on how we understand the industry accounts for these types of assets.
Upon further discussion and analysis, we believe that it is more appropriate to account for these arrangements as financings. As financings, our consignment agreements would be hybrid instruments (i.e., a dollar denominated loan host contract with an embedded forward purchase contract on the underlying precious metal which can be settled in cash or bullion). We evaluated the contracts (the “Hybrid Contract”) and concluded that the embedded derivative should be bifurcated in accordance with paragraph 12 of SFAS No. 133. Our conclusion was further supported by paragraph 59.i of Statement 133, which states:
“Commodity-indexed interest or principal payments. The changes in fair value of a commodity (or other asset) and the interest yield on a debt instrument are not clearly and closely related. Thus, a commodity-related derivative embedded in a commodity-indexed debt instrument must be separated from the noncommodity host contract and accounted for as a derivative instrument.”
In accordance with DIG Issue B6, the embedded derivative should be recorded at fair value and the initial carrying value assigned to the host contract would be the difference between the basis of the hybrid instrument and the fair value of the embedded derivative (a “with and without” method based on the fair value of the embedded derivative).
Further, DIG Issue B20 specifies that, in “separating a non-option embedded derivative from the host contract under paragraph 12, the terms of that non-option embedded derivative should be determined in a manner that results in its fair value generally being equal to zero at the inception of the hybrid instrument. Generally, the appropriate terms for the non-option embedded derivative will be readily apparent. Often, simply adjusting the referenced forward price (pursuant to documented legal terms) to be at-the-market for the purpose of separately accounting for the

Donald A. Walker, Jr.
Securities and Exchange Commission
March 8, 2006

embedded derivative will result in that non-option embedded derivative having a fair value of zero at inception of the hybrid instrument.”
The total initial value of the Hybrid Contracts is equal to the quantity of bullion consigned at the current spot rate. Note that both gold and silver are actively traded and their fair values are immediately determinable based on the applicable published settlement prices from the Commodities Mercantile Exchange. Based on DIG Issues B6 and B-20 summarized above, all of the value in the consignment (right to receive precious metals or cash back from our customer) on the date of inception would be allocated to the host contract. The embedded derivative for accounting purposes would be considered a forward contract to buy the precious metal at the forward price on the date the consignment/lease is executed and would have a value of zero. The embedded forward contract would be marked to market for changes in the value of the forward price, present valued back to the measurement date, of the precious metal subsequent to the date of inception.
We also noted that Emerging Issues Task Force (EITF) Issue 01-08:“Determining Whether an Arrangement Contains a Lease” discusses in paragraph B7 an arrangement similar to Sovereign’s precious metals consignments and states:
Another example of an arrangement in which non-depreciable assets are the subject of a “lease” involves precious metals. A supplier “leases” a quantity of precious metals to a manufacturer. The manufacturer uses the precious metals in its manufacturing process and salvages the same metals from used product. At the end of the arrangement, the manufacturer returns the same quantity of precious metals (either from salvage or by purchasing from others) to the supplier.11
11 This arrangement likely contains an embedded derivative that would need to be analyzed pursuant to Statement 133 (for example, a gold loan is a loan host contract with an embedded forward contract).
The guidance in EITF 01-08 further supports the conclusion reached by Sovereign that our consignment agreements should be viewed as financings and accounted for as described above.
As a financing, the consignment agreements would still achieve an accounting result materially consistent with our historical accounting model and impact on earnings for the precious metals business would be essentially unchanged. As we have stated in previous responses, the assets associated with our precious metals business are not material to Sovereign’s financial statements (precious metal assets are less than 1% of total assets). Additionally total fee income related to the precious metals business is less than 1% of total revenue defined as interest income and total fees and other income. The impact of changing the mode of accounting for our consigned precious metals as financings is not material to our previously issued financial statements. Below is a discussion of our accounting policy going forward.
From a financial statement classification, the host contract would be a financing and the gain/loss on the embedded derivative would be classified in Other Assets/Other Liabilities in our consolidated balance sheet. SFAS No. 133 does not address classification of gains or losses on derivative instruments. Our accounting policy will be to classify these gains and losses (as well as gains and losses on freestanding derivatives) in fee income. The difference between the usage fee income earned under the consignment contract and the gain/loss on the embedded derivative

Donald A. Walker, Jr.
Securities and Exchange Commission
March 8, 2006

will be included in periodic income as an interest equivalent yield on the debt host. We will provide disclosure of our policy in the footnotes to the financial statements.
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In connection with responding to your comments, we acknowledge the following:
•	Sovereign is responsible for the adequacy and accuracy of the disclosures in its filings;

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and

•	Sovereign may not assert SEC staff comments as a defense in a legal proceeding initiated by the Commission or any person under the Federal securities laws of the United Stares
Sincerely
Mark R. McCollom
Chief Financial Officer